LANDOLT SECURITIES, INC

**Financial Statements and Report of Independent
Registered Public Accounting Firm Pursuant to Rule 17a-5**

For the Year Ended March 31, 2026

LANDOLT SECURITIES, INC
Table of Contents
March 31, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-43645

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Landolt Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 W North Shore Drive, Suite 279
(No. and Street)

Lake Bluff	IL	60044
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew McKiernan	(847) 838-5151	matthew.mckiernan@landoltsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods CT N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald T. McKiernan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Landolt Securities, Inc. _____, as of March 31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Donald T. McKiernan_

Title:
CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Landolt Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Landolt Securities, Inc. (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Landolt Securities, Inc. as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Landolt Securities, Inc.'s auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 10, 2026

Phone:708.489.1680 Fax:847.750.0490 I dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

LANDOLT SECURITIES, INC
Statement of Financial Condition
As of March 31, 2026

ASSETS

CURRENT ASSETS

Cash	$	366,824
Securities Owned, at Fair Value		345,577
Clearing Deposit		100,000
Receivable from Broker/Dealer		24,785
Commission Receivable - Other		19,738
Prepaid Expenses		71,720
Total Current Assets		928,644

PROPERTY AND EQUIPMENT

Furniture and Equipment	170,688
Leasehold Improvements	50,432
Total Property and Equipment	221,120
Less: Accumulated Depreciation and Amortization	(181,912)
Net Property and Equipment	39,208

OTHER ASSETS

Security Deposits	1,000
Intangible Assets	45,116
Total Other Assets	46,116
TOTAL ASSETS	$ 1,013,968

The accompanying notes are an integral part of these financial statements.

2

LANDOLT SECURITIES, INC
Statement of Financial Condition
As of March 31, 2026

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable and Accrued Expenses	$	127,582
Accrued Salaries, Commissions, and Related Payroll Taxes		182,445
Total Current Liabilities		310,027
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value, 56,000 Shares Authorized, 17,500 Shares Issued and Outstanding		17,500
Additional Paid-in Capital		343,845
Retained Earnings		342,596
Total Stockholder's Equity		703,941
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,013,968

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Landolt Securities, Inc. (the Company) is a registered securities broker-dealer headquartered in Lake Bluff, Illinois. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company has contracted with RBC Clearing & Custody (RBC) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by RBC.

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash
For the purposes of the statement of cash flows, cash is defined as demand deposits including checking and savings accounts.

Securities Owned
Securities owned are valued at fair value using quoted market prices and significant unobservable inputs, with the resulting gains or losses reflected in the Statement of Operations.

Receivable from Broker/Dealer and Commission Receivable - Other
Receivable from Broker/Dealer and Commission Receivable - Other are uncollateralized obligations due from RBC Clearing & Custody, mutual fund, insurance, and other investment product companies under normal trade terms. These receivables are recorded at an amount computed by multiplying the stated commission rate, set by agreement with the investment product company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on these receivables. Management considers these receivables to be collectable and therefore has not reported a valuation allowance.

Recently Adopted Accounting Guidance – Allowance for Credit Losses
In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in the standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were trade accounts receivable.

The Company adopted the standard effective April 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Property and Equipment
Property and equipment are carried at cost. Depreciation and amortization are provided using the straight-line method over a five to fifteen year estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (Continued)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. At March 31, 2026, the Company considers long-lived assets not to be impaired and therefore has not reported any impairment loss.

Intangible Assets
Intangible assets are carried at cost. Amortization is not provided because the assets have an indefinite life. The Company reviews intangible assets on an annual basis for possible impairment. At March 31, 2026, the Company considers intangible assets not to be impaired and therefore has not reported any impairment loss.

Income Taxes
Although the financial statements are reported under the accrual basis of accounting, the Company utilizes the cash basis of accounting on a calendar year for tax purposes. The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

The states of Illinois and Wisconsin provide for an election for pass-through entities (PTE) to be taxed at the entity level, with the stockholder allowed an exclusion on their personal income tax return for their distributive share of income subject to the PTE tax. The Company had a net balance due of $184 for the 2024 tax year, which is included in the Statement of Operations. For the 2025 tax year, the Company elected to be taxed at the entity level. The Company paid $19,300 in estimated tax in expectation of tax due for the 2025 tax year, which is included in the Statement of Operations.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal income taxes for periods before January 1, 2023 and for state income taxes for periods before January 1, 2022.

Advertising Costs
Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $2,161 for the year ended March 31, 2026.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Securities Owned

The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

Note 2 – Securities Owned (Continued)

The components of securities owned are as follows at March 31, 2026:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 84,302	$ -	$ 261,275	$ 345,577

The following table presents changes in assets classified in Level 3 of the fair value hierarchy on a recurring basis using significant unobservable inputs during the year ended March 31, 2026:

Beginning Balance	$ 325,462
Purchases/(Sales)	-
Return of Capital	(64,187)
Unrealized Gain/(Loss) on Investments	-
Ending Balance	$ 261,275

Note 3 – Agreement with RBC Clearing & Custody (RBC)

As of July 15, 2018, the Company began using RBC for clearing services for all securities transactions initiated by the Company. RBC clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by RBC. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless RBC from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. The agreement, which automatically renews, was good through July, 2023 and was extended to July 12, 2028. Either party may terminate this agreement by giving 90 days prior written notice, however, there is an early termination fee of $5,000 for every month the agreement is terminated early. The agreement requires a clearing deposit of $100,000 which is reported on the statement of financial condition. The agreement also requires a $100,000 net capital requirement.

Note 4 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

Note 5 – Legal Reserve

Due to part of the Company's business involving high-risk private placements, the Company is occasionally subject to arbitration claims. As a result, the Company has accrued a legal reserve of approximately $71,131 as of March 31, 2026, which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition, to prepare for potential future legal costs.

Note 6 – Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of customers located throughout the United States of America.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

At March 31, 2026, the Company maintains its cash balances in two financial institutions. The balances are held in accounts that are insured.

Note 7 – Net Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2026, the Company had net capital of $267,127, which was $167,127 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 1.16 to 1.

Note 8 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission's Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

Note 9 – Leases

Effective March 1, 2024, the Company signed a one year lease ending February 28, 2025 for an office building and improvements located at 900 North Shore Drive, Suite 279 in Lake Bluff, Illinois. The lease requires a monthly rent payment of $1,000. In addition to rent, the Company is responsible for utilities and insurance. Effective February 2025 and again in March 2026, the Company extended the lease, now through February 28, 2027 with an updated monthly rent payment of $1,061. Total rent expense charged to operations under these agreements for the year ended March 31, 2026 was $12,421.

In February 2016, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 842, Leases) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard and recognized and measured leases existing at April 1, 2022 with certain practical expedients available. Leases with an initial term of twelve months or less are considered short-term leases. As allowed under the standard, the Company elects to not apply the recognition requirements to short-term leases.

The Company elected the available practical expedients to account for an existing operating lease under the new guidance without reassessing (a) whether the contracts contain leases under the new standard, (b) whether classification of operating lease would be different in accordance with the new guidance, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in the new guidance at lease commencement.

As a result of the adoption of the new lease accounting guidance, there was no effect to the financial position of the Company.

Note 10 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of interest and commissions. The Company has identified the Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, CODM uses excess net capital, which is not a measure of net income, to make operational decisions such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment, and therefore, a single reportable segment because CODM manages the business activities using aggregate Company information. The accounting policies used to measure the net income of the segment are similar to those described in the summary of significant accounting policies.

Note 11 – Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through June 10, 2026, the date which the financial statements were available to be issued, noting none.